UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2024

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2024

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

EDAP Appoints Fran Schulz to Board of Directors

LYON, France, July 8, 2024 -- EDAP TMS SA (Nasdaq: EDAP) (“the Company” or “EDAP”), the global leader in robotic energy-based therapies, today announced the appointment of Fran Schulz to its Board of Directors.

“We are pleased to welcome Fran Schulz to our Board of Directors," said Marc Oczachowski, Chairman of the Board of EDAP TMS. “Fran brings a wealth of executive experience in the healthcare industry, and her expertise spans across a broad array of strategic finance and accounting functions. She also possesses an in-depth understanding of U.S. and international regulatory issues, which will further strengthen our Board’s leadership as we continue to expand Focal One globally.”

“It is exciting to join the EDAP Board at a time when the company is making such tremendous progress in changing the treatment paradigm in prostate cancer through its industry leading Focal One platform,” said Fran Schulz. “I look forward to working closely with my fellow Board members and the EDAP senior management team to help advise on the company’s key strategic growth initiatives, including the exciting opportunity to further expand robotic HIFU technology to treat additional diseases and conditions.”

Ms. Schulz is a seasoned executive with over 35 years of experience with EY who has spent her career working with large public and emerging private companies throughout the life sciences industry. She has deep experience guiding companies to execute a broad range of corporate deals including collaboration agreements, corporate spin-offs, reorganizations, and mergers and acquisitions, with personal involvement in over 100 total equity and debt transactions, raising over $15 billion in aggregate. Ms. Schulz also has significant experience with the U.S. Securities and Exchange Commission (SEC) and International Financial Reporting Standards (IFRS). As one of the founding members and senior partners in EY’s Life Sciences Practice, Ms. Schulz directly contributed to the growth of EY into a $45B firm recognized on the Fortune 100 Best Companies to Work For® list 22 years in a row. She is also qualified to serve as a financial expert under SEC, NYSE and NASDAQ rules.

Ms. Schulz currently serves as a Board Member Audit Committee Chair, Finance Committee member, Investment Committee member and Governance Committee member for Menlo College (2019 – present). Previously, she served as a Board Member and Audit and Finance Committee Chair for the National board of Women in Bio (2013 – 2023) as well as a Board Member and an Audit Committee member for the California Life Sciences Industry Association. Ms. Schulz is a licensed certified public accountant (CPA) licensed in California. Ms. Schulz received her B.S. in Business Administration from Menlo College.

About EDAP TMS SA

A recognized leader in the global therapeutic ultrasound market, EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various pathologies using ultrasound technology. By combining the latest technologies in imaging and treatment modalities in its complete range of Robotic HIFU devices, EDAP TMS introduced the Focal One® in Europe and in the U.S. as an answer to all requirements for ideal prostate tissue ablation. With the addition of the ExactVu™ Micro-Ultrasound device, EDAP TMS is now the only company offering a complete solution from diagnostics to focal treatment of Prostate Cancer. EDAP TMS also produces and distributes other medical equipment including the Sonolith® i-move lithotripter and lasers for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, us.hifu-prostate.com and www.focalone.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy and distribution divisions, as well as risks associated with the current worldwide inflationary environment, the uncertain worldwide economic, political and financial environment, geopolitical instability, climate change and pandemics like the COVID 19 pandemic, or other public health crises, and their related impact on our business operations, including their impacts across our businesses or demand for our devices and services.

Other factors that may cause such a difference may also include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Company Contact
Blandine Confort
Investor Relations / Legal Affairs
EDAP TMS SA
+33 4 72 15 31 50
bconfort@edap-tms.com

Investor Contact
John Fraunces
LifeSci Advisors, LLC
(917) 355-2395
jfraunces@lifesciadvisors.com